                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                                                Commission File Number 000-24639


(Check one):
      [ ] Form 10-K  [ ] Form 11-K  [ ]Form 20-F  [X] Form 10-Q  [ ] Form N-SAR

For period ended:          September 30, 2001

[ ]   Transition Report on Form 10-K
[ ]   Transition Report on Form 20-F
[ ]   Transition Report on Form 11-K
[ ]   Transition Report on Form 10-Q
[ ]   Transition Report on Form N-SAR

For the transition period ended:_________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________________


                                     PART I
                             REGISTRANT INFORMATION

                        Railworks Corporation
                        -----------------------------------------
                        Full name of Registrant

                        N/A
                        -----------------------------------------
                        Former name, if applicable

                        6225 Smith Ave., Suite 200
                        -----------------------------------------
                        Address of principal executive office
                        (Street and Number)

                        Baltimore, Maryland  21209
                        -----------------------------------------
                        City, State and Zip Code

                                     PART II
                             RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion, thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

         On September 20, 2001, the Registrant and 22 of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Maryland. As a result of this bankruptcy filing, the Registrant's management and personnel have been focusing on bankruptcy and reorganization related matters which have caused delays in the collection and review of information and documents relating to the preparation of the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001. As a result, the Registrant will not be able to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 on a timely basis.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Edward M. Cumberledge              (410)                 580-6000
                (Name)                   (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                     [X]  Yes         [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     [X]  Yes         [ ]  No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant anticipates that it will report a net loss for the quarter ended September 30, 2001 greater than the $(47.9) million loss for the comparable 2000 period. The Registrant cannot make a reasonable estimate of the net loss because the Registrant is still in the process of compiling its financial results.

                              RAILWORKS CORPORATION
                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 14, 2001      By : /s/ Edward M. Cumberledge
                                  ------------------------------------------
                                  Edward M. Cumberledge
                                  Vice President and Chief Financial Officer



                                       3